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SEC FILE NUMBER
000-26339

CUSIP NUMBER
48203R104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Juniper Networks, Inc.

Full Name of Registrant

Former Name if Applicable

1194 N. Mathilda Ave.

Address of Principal Executive Office (Street and Number)
Sunnyvale, CA 94089

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ☑

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously announced by Juniper Networks, Inc. (the “Company”), the Audit Committee of the Company’s Board of Directors has conducted an independent investigation into the Company’s historical stock option practices and has reached a conclusion that the actual measurement dates for financial accounting purposes of certain stock option grants issued in the past differ from the recorded grant dates of such awards. As a result, the Company intends to restate its financial statements to record non-cash charges for compensation expense relating to past stock option grants. The Company is completing its preparation of, and its outside independent accounting firm is in the process of auditing, the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “2006 10-K”). Consequently, the Company is unable to file its 2006 10-K prior to the prescribed due date of March 1, 2007 without unreasonable effort or expense. The Company currently anticipates that the 2006 10-K will be filed on or before the 15th calendar day following the prescribed due date according to Rule 12b-25, together with its Forms 10-Q for the quarters ended June 30, 2006 and September 30, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mitchell L. Gaynor	(408)	745-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company has not filed its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously announced, the Company anticipates that it will record additional non-cash charges for stock-based compensation expense of approximately $900 million, substantially all of which relate to options granted between June 9, 1999 and December 31, 2003. Additional details of the impact of these charges cannot reasonably be provided at this time, as the 2006 10-K and audit of periods covered by the 2006 10-K have not been finalized as of the date hereof.

Juniper Networks, Inc.
(Title of Registrant)

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2007	By:	/s/ Robert R.B. Dykes
	Name:	Robert R.B. Dykes
	Title:	Executive Vice President and Chief Financial Officer